January 27, 2000




VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, DC  20549
Attn:  Secretary and Johanna Lucerd, Esq.

RE:      LEGATO SYSTEMS, INC.
         COMMISSION FILE NO. 333-93217 APPLICATION FOR WITHDRAWAL
         --------------------------------------------------------

Dear Ms. Lucerd:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits thereto, Commission File No. 333-93217 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on December 21, 1999 and was declared effective on December 23, 1999.

Pursuant to the Registration Statement, the Registrant registered 1,625,452 shares of its Common Stock, $0.0001 par value per share (the "Shares"), for issuance in connection with the merger of ONTRACK Data International, Inc. ("ONTRACK") with and into a subsidiary of the Registrant. The Registrant and ONTRACK terminated the Agreement and Plan of Reorganization under which the Shares were to be issued. No securities have been issued under the Registration Statement.

Accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Securities and Exchange Commission
January 27, 2000
Page 2


If you have any questions regarding the foregoing application withdrawal, please contact Daniel O'Connor (650-463-5470) or Brandi Galvin (650-463-5245) at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Registrant in connection with the Registration Statement.

Sincerely,

LEGATO SYSTEMS, INC.


/s/ Stephen C. Wise
-------------------------------------
Stephen C. Wise, Chief Financial Officer